Wikifamilies, Inc.

9025 Carlton Hills Boulevard, Suite B

Santee, CA 92071

June 24, 2013

VIA EDGAR

Pamela A. Long

Edward M. Kelly

Craig E. Slivka

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Wikifamilies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 17, 2013
File No. 0-53559

Gentlepersons:

We are in receipt of your letter to us, dated June 10, 2013, regarding the above referenced Preliminary Proxy Statement on Schedule 14A (the “14A”). We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter and for ease of reference, we have included your comments (bolded) and each of our responses to your comments.

Proposal 1, page 7; Proposal III, page 11

1. You did not attach the copy of the court order as exhibit A. Please file the exhibit in a revised preliminary proxy statement.

We will ensure that the court order is attached as Exhibit A.

Proposal 1, page 7

2. Disclose the relationship of the company’s proposed name change to Gepco, Ltd. with the company’s current business plan of operations. Additionally, describe briefly the company’s two former business plans of operations.

In order to respond to this comment, we have added the following disclosure to p. 7:

As of May 20, 2011, the Company’s business plan as Wikifamilies was to design, develop and operate an Internet-based social media website, Wikifamilies.com, with a unique emphasis on families and new technologies which web-based platform was intended to enhance the ability of families to communicate and share family history and events while providing a secure location to transact family-related business matters. Then, on September 7, 2012, our business plan changed to the development and marketing of an Internet search engine through the licensing from Clairnet, Ltd. of their  process enabling online and mobile viewers to search, index, watch and personalize web-based videos while facilitating the monetizing of investments by video content providers, advertisers and marketers.

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U.S Securities & Exchange Commission

June 24, 2013

As a result of the Nevada court appointment of Trisha Malone as receiver of the Company in February 2013, we seek to embark on a new business plan unrelated to the business plans of either Wikifamilies or Clairnet. In order to signify a strong break from the previous two business plans, the board has determined to change the name of the Company, and it should be noted that the name “GEPCO” is merely the arbitrary arrangement of the initials of family members of principals of the Company and has no significance relevant to the Company’s business plan. Our current business plan contemplates the accretive acquisitions of various businesses related to electronic marketing, promotions and media. We are presently conducting due diligence on our first acquisition, which is purchase of RC One, Inc., a Nevada corporation, which is in the business of promoting mixed martial arts (“MMA”) events in Southern California, through its website www.respectinthecage.com and a series of Respect in the Cage events. Since 2009 Respect in the Cage has been bringing Southern California MMA events and has grown into a prominent MMA organization in that area. With an average of 10 fights a year, Respect in the Cage aims to promote MMA with events that bring a nightclub atmosphere with a Hollywood “vibe” to the spectator sport. Our plan is to continue growing the Respect in the Cage business beyond the current 10 fights per year and to use this business as a platform to generate cash flow and then acquire additional accretive and synergistic businesses as opportunities arise.

3. Indicate in bold face print whether the board of directors recommends a vote for ratification of the amendment of the articles of incorporation to change the company’s name from Clairnet, Ltd. to Gepco, Ltd.

We have so indicated. Additionally, due to the desire of DTC to clarify their view that the change from Wikifamilies to Clairnet did not occur due to the failure of former management to appropriately file the name change with FINRA (although it was filed and accepted by the State of Nevada), we have made clarifying changes through the Schedule 14A to that effect.

Proposal III, page 11; Security Ownership of Certain Beneficial Owners and Management, page 16; Financial Statements Available, page 18

4. You have not filed your Form 10-K for the year ended December 31, 2012 which you indicate is being mailed to each shareholder with the proxy statement. Note that you must file the Form 10-K with the Commission before mailing the proxy statement to shareholders.

We are aware of the requirement to file our Form 10-K before mailing our proxy statement. Our intent is to file our Form 10-K no later than July 31, 2013, and to clear our Schedule 14A with the Commission in the interim and file our definitive Schedule 14A and then mail the proxy statement with the Form 10-K as soon as possible thereafter.

Fees of Independent Registered Public Accounting Firm and Board Preapproval of Registered Public Accounting Firm Services, page 13; Executive Compensation and Director Compensation, page 13; Certain Relationships and Related Transactions, page 14

5. Item 7 of Schedule 14A which relates to the election of directors does not permit incorporation by reference. Since the solicitation relates to the election of directors, disclosure relating to your independent public accountants is required by Item 9 of Schedule 14A. Item 9 of Schedule 14A does not permit incorporation by reference. See Note D of Schedule 14A, and revise.

We have added the appropriate disclosure to the Schedule 14A relating to the independent public accountants, executive and director compensation and certain relationships and related transactions.

Section 16(a) Reporting Compliance Disclosure, page 16

6. You indicate that you are not reporting on compliance on behalf of your officers, directors, and other insiders. Note that you are required to report on section 16(a) compliance of each person who at any time during the fiscal year was a director, officer or beneficial owner of more than 10% of any class of your equity securities. See Item 10 of Form 10-K and Item 4-5 of Regulation S-K, and revise.

Based upon a review of the EDGAR site, we do not believe that any director, officer or beneficial owner of more than 10% of any class of the Company’s equity securities was compliant with section 16(a) filing requirements to 2012. We have so indicated in the Schedule 14A.

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U.S Securities & Exchange Commission

June 24, 2013

Other Business, page 17

7. Since this proxy statement relates to a special meeting of shareholders, please remove references to the annual meeting.

References have been so removed.

Stockholder Proposals for 2014 Annual Meeting, page 17

8. Specify the deadline for submitting shareholder proposals for inclusion in your proxy statement and form of proxy for your 2014 annual meeting. See Rule 14a-5(e)(1) of Regulation 14A.

We have set the deadline at 90 days before the anticipated date of the 2014 annual meeting and so indicated in the 14A.

Appendix A, page 20

9. Since there are two proposed amendments to your articles of incorporation, revise the appendix to reflect that fact. Alternatively, provide a discrete appendix for each amendment.

We have so revised the appendix.

Form of Proxy

10. Mark clearly the form of proxy to indicate that it is preliminary. See Rule 14a-4(a)(3) of Regulation 14A.

The form has so been marked in bold and capitalized letters.

11. Unbundle the matters relating to approval of an increase in the authorized shares of common stock and to authorization of blank check preferred stock. See Rule 14a-4(a)(3).

We have listed each separately.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response. And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (215) 375-6646) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Trisha Malone

Trisha Malone

cc: Jolie Kahn, Esq.

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